Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated May 20, 2013

J.P.Morgan

J.P. Morgan Mozaic Fixed Income (USD)

Performance Update - May 2013

OVERVIEW

The USD-denominated J.P. Morgan Mozaic Fixed Income Index (USD) (the "Index") seeks to provide synthetic exposure to a broad basket of fixed income futures indicies (the "Constituents") in global developed markets. The Index rebalances monthly across these underlyings indicies using a momentum based strategy and implements a startegy that reacts to changes in the Federal Reserve Target Rate.

The Index synthetically replicates up to 12, subject to certain exceptions, long and/or short positions, which we refer to as constituents, in its 19 underlying indices, selected on the basis of ranking relative performance. Exposure to the Index and each selected constituent is leveraged up or down to target a volatility of 4.0% per annum, as described below. The Index incorporate an adjustment factor fee of 0.55% per annum, which is deducted daily.

Hypothetical* and Actual Historical Performance - April 30, 2003 to April 30, 2013



160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
JP Morgan Mozaic Fixed Income (USD) (JMOZFIUS)
iShares Barclays 20+ Year Treasury Bond Fund Excess Return (TLT US)**
Barclays US Agg Total Return Value Unhedged USD Excess Return (LBUSTRUU)**
Apr-03
Apr-04
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13

*All levels prior to Sept. 14, 2012 represent back-tested performance. Back-tested performance is solely hypothetical and for information purposes only. The hypothetical and historical returns set for above are illustrative and may not be the actual returns on the Index. Please refer to the disclaimer at the end of this document.

Hypothetical and Actual Historical Volatility - OCtober 29, 2003 to April 30, 2013



30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Mozaic
Treasury Bond Futures (ER)
Barclays Aggregate (ER)
Target Volatility
Oct-03
Oct-05
Oct-07
Oct-09
Oct-11

Key Index Features

Long/short exposure to developed fixed income markets through the Index (specifically, the U.S., Germany and Japan)
Seeks to identify momentum trends in its underlying constituents on a monthly basis (with the exception of January) by reviewing each constituent's performance, the prior 66 calculation days and taking a long or short position in up to 12 of the best performing ones (each of which must have a return greater than -1.0% over the prior 10 calculation days to be included in the Index)
The Index and each of its constituents are targeted to a 4.0% per annum volatility, based on the greater of their 20- and 66- calculation day realized volatilities.
If the U.S. Federal Reserve has raised its target rate over the prior 66- calculation days, the Index will provide 33% exposure to each of: a) the selected momentum-based portfolio, b) a short position in the synthetic J.P. Morgan USD Curve Index (USD) and c) a short position in the J.P. Morgan Front Eurodollar Futures Tracker Index (USD).
Listed under the ticker "JMOZFIUS"
See the "Key Risks" section and the hyperlink to the strategy guide on the following page for information about risks associated with The Index.

Recent Index Performance

	April 2013	March 2013	February 2013	YTD
Historical Return	-0.18%	-0.03%	-2.01%	-4.06%

Recent Index Composition

	Long Bonds	Long Money Market	Long Spreads	Short Bonds	Short Money Market	Short Spreads	Total
May 13	50.00%	33.33%	0.00%	0.00%	0.00%	16.67%	100.00%
April 13	50.00%	0.00%	0.00%	0.00%	33.33%	16.67%	100.00%

May 17, 2013

Comparative Hypothetical and Historical Total Returns (%), Volatility (%) and
Correlation -- April 30, 2013

                                                         Three Year Annualized Five Year Annualized Ten Year Annualized Ten Year
 Annualized Ten Year Sharpe Ten Year
                                                              Return                Return               Return
 Volatility         Ratio**      Correlation
-------------------------------------------------------- --------------------- -------------------- ------------------- ------------------- --------------- -----------
J.P. Morgan Mozaic Fixed Income Index                         3.390%                5.168%               3.694%              3.640%           101.506%      100.000%
-------------------------------------------------------- --------------------- -------------------- ------------------- ------------------- --------------- -----------
iShares Barclays 20+ Year Treasury Bond Fund (iShares

                                                              10.115%               5.727%               3.237%             13.955%           23.198%        0.980%
Treasury Bond Fund)
-------------------------------------------------------- --------------------- -------------------- ------------------- ------------------- --------------- -----------
Barclays Aggregate Total Return Value Unhedged (Barclays
                                                              5.259%                5.092%               2.954%              3.788%           77.974%        24.805%
Aggregate TR Index)

-------------------------------------------------------- --------------------- -------------------- ------------------- ------------------- --------------- -----------

Source: Bloomberg and JPMorgan Notes

Hypothetical, historical performance measures: Represent the performance of the
J.P. Morgan Mozaic Fixed Income Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily closing levels through
September 14, 2012, and the actual historical performance of the ETFs based on the daily closing level from October 29, 2010 through April 30, 2013 as well as the performance of the iShares Treasury Bond Fund, and the Barclays Aggregate
Total Return Value Unhedged (LBUSTRUU) over the same period. All levels prior to September 14, 2012 represent back-tested performance. Back-tested performance information is solely hupothetical and for information purposes only. The hypothetical and historical returns set forth above are ilustrative and may not be the actual returns on the Index. Please refer to the disclaimer at the end of this document.

For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). There is no guarantee the Index will outperform the iShares Treasury Bond Fund or the Barclays Aggregate TR Index or
any alternative investment strategy.

Volatility is calculated from the historical returns, as applicable to the relevant measurement period, of the Treasury Bond Fund and the Barclays
Aggregate TR Index.

Volatility represents the annualized standard deviation of the relevant index's arithmetic daily returns since April 30, 2013. **The Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.
The back-tested, hypothetical, historical annualized volatility and index returns have inherent limitations. These volatility and return results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the relevant indices will have the volatility shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual annualized volatilities and returns may vary materially from this analysis. Source: Bloomberg and
JPMorgan.

Key Risks

 Potential conflicts of interest may exist between the operation of the Index and the normal business activities of J. P. Morgan, its affiliates, or their respective related persons.

 J. P.  Morgan Securities plc is the calculation agent of the Index and each underlying index and may adjust the Index or an underlying index in a way that affects its level.

 The Index may not be successful in implementing its overall investment strategy.

 The Index's strategy is based, in part, on momentum investing, which seeks to capitalize on positive and negative trends in the level of the Constituents on the assumption that if a Constituent performs well or poorly, it will continue to perform well or poorly in the future.  However, in non-trending,  sideways markets, momentum investment strategies are subject to "whipsaws," which occur when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a decline in the level of the Constituent during the particular period.  Consequently, the Index may perform poorly in
non-trending,   "choppy" markets.

 The Index is subject to interest rate risks, in particular changes to interest rate policy that may be implemented by the U. S.  Federal Reserve.

 The bond futures and spread based future indices may be affected by changes in the perceived creditworthiness of the sovereign issuers that issue the underlying bonds.

 The constituent indices of the Index may be affected in unexpected ways by the recent sovereign debt crisis in Europe and related global economic conditions.

 Because the Index may include notional short positions, the Index may be subject to additional risks. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the appreciation of the price of the relevant asset before the short position is closed.  It is possible that the Underlying Index referenced by any notional short position included in the Index may appreciate substantially with an adverse effect on the level of the Index.

 The Index and the Constitutents may not achieve the target volatility - The
Index targets an annualized volatility of 4% with respect to the Index as a whole, as well as with respect to each individual Constituent, in connection with each rebalancing.  Because the volatility targeting features are based on historical measures of volatility, and because the volatility of the Index and each Constituent may differ significantly from its historical levels and may change rapidly at any time, there can be no assurance that the Index or any
Constituent will realize an actual volatility of 4% per annum.  The actual realized volatility of the Index or any Constituent could be significantly greater or less than 4% per annum.

 The Index may be partially uninvested

 The Index may be affected by significant volatility in the constituents, each of which is subject to the volatility associated with futures contracts.

 The level of the Index will reflect the deduction of a fee of 0.55%  per annum.

 The Index may be subject to increased volatility due to the use of significant leverage as part of the volatility-targeting  feature.

 Movements in the underlying indicies may be highly corrleated and/or changes in the levels of the underlying indicies may offsxet each other.

 The Index will be subject to risks associated with non-U.  S.  securities markets.

 The Index comprises of notional assets and therefore there is no actual portfolio of assets to which any person is entitled to or in which any person has an ownership interest.

 The investment strategy involves quarterly rebalancing and maximum weighting caps applied to the Constituents by asset type and geographical region.

 The hypothetical back-tested  performance of the Index does not represent the actual historical performance of the Index and has not been verified by an independent third party.

 The level of the Index may be influenced by unpredictable changes in the governments and economies of the governments that issued the bonds underlying the futures contracts, and the constituents may be affected by changes in the perceived creditworthiness of the governments that issue the underlying bonds.

 The Index was established on September 14, 2012 and has a limited operating history.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the
"Selected Risk Considerations" in the relevant term sheet or pricing supplement.

For more information on the Index and for additional key risk information see
Page 16 of the Strategy Guide at
http://www.sec.gov/Archives/edgar/data/19617/000095010312003770/crt-dp31861_fwp
..pdf

DISCLAIMER
JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the
"SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free
(866) 535-9248.
Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No.
333-177923

This material has been prepared solely for informational purposes. Nothing in this material or any other communications related thereto should be deemed to or be construed as creating a "fiduciary relationship". During the course of normal business, JPMorgan Chase and Co. and its affiliates ("J.P. Morgan") may enter into or promote, offer or sell transactions or investments linked to the
Index, or any of the fixed income securities or currencies referenced in the
Index. Neither J.P. Morgan have any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favorable to anyone with exposure to the Index. Persons interested in the Index should refer to the official Index Rules, when available, for a complete description of the rules and methodology for the
Index. Opinions expressed herein may differ from the opinions expressed by other areas of J.P. Morgan, including research. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.
There is no guarantee that the Index will outperform any alternative investment strategy, including the Barclays US Aggregate Total Return Index Unhedged USD
or the iShares Barclays 20+ Year Treasury Bond Fund. Past performance is not indicative of future results. No one may reproduce or disseminate the information contained in this document without the prior written consent of
J.P. Morgan. Additional information is available upon request. Clients should contact their J.P. Morgan representative in, and execute transactions through, their home jurisdiction unless governing law permits otherwise.
Copyright 2012 JPMorgan Chase and Co. All rights reserved. Additional information is available upon request.

J.P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com